Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, California 93702

March 29, 2018
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Christopher Dunham

Re:	Central Valley Community Bancorp
Registration Statement on Form S-3
333-223876

Dear Sir or Madam:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Central Valley Community Bancorp hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on April 2, 2018, at 3:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.
We request that we be notified of such effectiveness by a telephone call to Mark A. Bonenfant of Buchalter, A Professional Corporation, at (213) 359-2497.

Sincerely,
Central Valley Community Bancorp
By: /s/ David A.Kinross
David A. Kinross
Executive Vice President and Chief Financial Officer